FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month February 2016 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On February 23, 2016 the Registrant Announces they Host Investor and Analyst
Day in its Recently Acquired San Antonio Fab

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 23, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Host Investor and Analyst Day in its

Recently Acquired San Antonio Fab

MIGDAL HAEMEK, Israel –February 23, 2016 – TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that the Company will host an investor and analyst day on Tuesday, March 8, 2016, in San Antonio, Texas.

The event will take place at the Hyatt Hill Country Hotel San Antonio Hotel, followed by a visit to the Company’s San Antonio facility.

The day will include investor and analyst sessions and discussions, Q&A and networking opportunities with TowerJazz’s executive leadership team. It will also provide an opportunity for investors and analysts to learn more about TowerJazz's performance, business and technological roadmap and financial strategy ahead. The day will culminate with a special "inside the fab" tour at TowerJazz’s newly acquired San Antonio manufacturing facility.

To sign up for the event or receive more detailed information, please visit www.towerjazz.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Contact:
Tower Semiconductor	GK Investor Relations
Noit Levy-Karoubi, +972 4 604 7066	Gavriel Frohwein, (646) 688 3559
Noit.levi@towerjazz.com	towerjazz@gkir.com